Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 2[redacted]

Reykjavik, 6 November
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (6 November): Actavis Group hf. announces: Actavis Launches Glipizide ER Tablets in the U.S. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson

Höskuldur Eiríksson, associate
LOGOS legal services

Jlw 11/14

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

RECEIVED

2006 NOV 14 P 1:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Actavis Launches Glipizide ER Tablets in the U.S. 6.11.2006 13:06:02

Flokkur: Fyrirtækjafréttir

Prenta

Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, today announced that Actavis U.S., its manufacturing and marketing division in the United States, has started to distribute Glipizide ER tablets across the country.

Glipizide ER tablets are used to treat type 2 diabetes in patients, particularly in people whose diabetes cannot be controlled through diet alone. Glipizide ER tablets are the authorized generic product of Pfizer's Glucotrol XL® tablets. The product is acquired by Actavis from Andrx Pharma as part of a Federal Trade Commission ("FTC") divestiture requirement. Actavis' product is AB rated to Glucotrol XL® tablets.

Glipizide ER tablets are available in 2.5mg, 5mg, and 10mg strengths. Total annual sales of Glipizide ER tablets from all suppliers in the U.S. were approximately US$195 million for the twelve months ending June 2006 according to IMS Health.

Enquiries
Halldór Kristmannsson, VP of Corporate Communications
+354 535 2325/ +354 840 3425
hkristmannsson@actavis.com

About Actavis
Celebrating its 50th anniversary this year, Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in over 30 countries, with over 10,000 employees. The company's market capitalisation is approximately EUR2.9bn (US$3.5 billion) and it's listed in the Iceland Stock Exchange. Actavis expects 2006 sales to total EUR1.4bn, with approximately one-third of these sales coming from the United States, the company's single largest market. In the US alone, the company expects to launch 15 new generic products in 2006, in addition to filing 30 ANDAs. The company's US operations are located in New Jersey, Maryland and North Carolina.

More information about Actavis can be found at www.actavis.com.

Information in this press release may contain forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims, exposure to environmental liability.